Exhibit 12.1

Statement Regarding Computation of Ratios

(in thousands)

	Nine Months Ended September 30, 2009	Years Ended December 31,
		2008	2007	2006	2005	2004
Ratio of Earnings to Fixed Charges:
Earnings (loss):
Loss from continuing operations before income taxes	$(32,177)	$(28,698)	$(36,795)	$(51,881)	$(74,104)	$(68,751)
Add: fixed charges per below	4,848	6,035	5,888	4,373	4,094	1,727

Loss, as adjusted	(27,329)	(22,663)	(30,907)	(47,508)	(70,010)	(67,024)

Fixed charges:
Interest expense on indebtedness	4,137	5,080	4,985	3,289	2,963	531
Estimated interest expense within rental expense	711	955	903	1,084	1,131	1,196

Total fixed charges	4,848	6,035	5,888	4,373	4,094	1,727

Deficiency of earnings to cover fixed charges	$(32,177)	$(28,698)	$(36,795)	$(51,881)	$(74,104)	$(68,751)

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends:
Loss, as adjusted	$(27,329)	$(22,663)	$(30,907)	$(47,508)	$(70,010)	$(67,024)

Fixed charges:
Interest expense on indebtedness	4,137	5,080	4,985	3,289	2,963	531
Estimated interest expense within rental expense	711	955	903	1,084	1,131	1,196
Dividends on series A preferred stock	593	790	790	790	790	790

Total fixed charges and preferred stock dividends	5,441	6,825	6,678	5,163	4,884	2,517

Deficiency of earnings to cover combined fixed charges and preferred stock dividends	$(32,770)	$(29,488)	$(37,585)	$(52,671)	$(74,894)	$(69,541)